Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hazard & Siegel, Inc.'s management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 26, 2024

HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

PUBLIC DOCUMENT

CONTENTS

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number : 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/23** (MM/DD/YY) AND ENDING **12/31/23** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5793 WIDEWATERS PARKWAY
(No. and Street)

DEWITT	NEW YORK	13214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. MULLEN, PRESIDENT **(315) 414-0722**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100	SYRACUSE	NEW YORK	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DAVID M. MULLEN, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAZARD & SIEGEL, INC., as of DECEMBER 31, 2023, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A
_____

DAVID M. MULLEN


_____
Signature

PRESIDENT/CFO
_____
Title

_____
Notary Public

Sandra Wehner
Notary Public, State of New York
No. 01WE6004704
Qualified in Onondaga County
Commission Expires March 30, 2026

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent auditors' report on internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAZARD & SIEGEL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$ 108,318
Commissions receivable	209,235
Fees and Licensing Receivable	40
Prepaid expenses	9,687
Operating Lease right of use assets	33,113
Property and equipment - net	27,885
Total assets	$ 388,278

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 210,287
Long-term debt	17,691
Operating lease liability	37,131
Total liabilities	$ 265,109
Stockholders' equity	123,169
Total liabilities and stockholders' equity	$ 388,278

A copy of our most recent Annual Audited Report, Form X-17a-5 Part III, is available for examination and copying at the principal office of the firm in Dewitt, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, and limits its business to the sales and service of investment company products, insurance company variable insurance products, group annuities within retirement plans, public non-trade REITS, and public non=traded BDCs.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

Brokerage Commissions

The Company arranges for the purchase and sale of securities for its customers. Each time a customer enters into a buy transaction, the Company generally recevies a commission. Commissions are recorded on the trade date (the date that the Company fills the trade order by contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date becasue that is when 1.) the underlying financial instrument or purchaser is identified, 2.) the pricing is agreed upon, and 3.) the risks and rewards of ownership have been transferred to the customer.

Note 2. Summary of Significant Accounting Policies (continued)

Distribution fees

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front (trade date), over time, of as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date as a commission, as outlined in the previous note. For variable amounts paid over time, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized into he current period are primarily related to performance obligations that have been satisfied in prior periods.

Practical expedients

As part of the adoption of the ASU, the Company elected to use the following practical expedients: the Company states its accounts receivable at their transaction price and does not adjust for financing components; costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

Contract Balances

Contract asset and liability balances as of December 31,:

	2022	2022
Accounts Receivable	$ 209,235	$ 229,232
Contract Assets	-	-
Contract Liabilities	-	-

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

HAZARD & SIEGEL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income, generally, is taxed directly to the stockholder. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements. The Company also accrued $1,000 for anticipated state income tax payments to other states.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes compensation expense when it is paid to the employees.

Events Occurring After Reporting Date

Management has evaluated subsequent events through February 26, 2024, which is the date the financial statements were available to be issued.

Note 3. Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2023.

Note 4. Off-Balance-Sheet Credit Risk

The Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 5. Property and Equipment - Net

A schedule of property and equipment is as follows:

Office equipment	$ 97,122
Leasehold improvements	12,804
	109,926
Accumulated depreciation	(82,041)
Property and equipment - net	$ 27,885

Depreciation expense was $5,993 for the year ended December 31, 2022.

Note 6. Commitments and Contingencies

Operating Leases

The Company has a seven year lease on its office in Dewitt, New York with 5793 Widewaters Parkway, LLC commencing April of 2017 through July 31, 2024. Total rent expense was $1,987 with an additional amortization of right of use expense of $71,611 for the year ended December 31, 2022.

The minimum annual rental commitments over the next five years are as follows:

	Real Estate operating lease
2024	43,635
Total	43,635
Less effects of discounting	(6,504)
Lease liabilities recognized	$ 37,131

Note 7. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $231,996 and $69,028 respectively, a ratio of 3.36 to 1 and net capital exceeded the minimum capital requirement of $15,466 by $53,562.

Note 8. Related Party Transactions

The Company shares the expense of the cost of its Spectrum cable and Northlands Communications internet service bill. The annual expense was $2,528 for the year ended December 31, 2023.

The Company shares the expense of its errors and omission insurance coverage. The annual expense paid to the related party for the year ended December 31, 2023 was $67,722.

The Company pays payroll expenses for a related entity. The related entity reimbursed the company for the payroll expenses in the amount of $67,100 for the year ended December 31, 2022.

The company shares the expense of a consulting agreement with a retired representative to the firm. The annual expense paid to the related party was $26,000 for the year ended December 31, 2023.

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. (a New York Corporation), as of December 31, 2023, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and Schedules I through Schedule IV (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hazard & Siegel, Inc.'s management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

The Supplementary Schedules I through Schedule IV has been subjected to audit procedures performed in conjunction with the audit of Hazard & Siegel, Inc.'s financial statement. The supplemental information is the responsibility of Hazard & Siegel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Supplementary Schedules I through Schedule IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans and Bennett, LLP

Certified Public Accountant
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 26, 2024

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Hazard & Siegel, Inc.
Dewitt, New York

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hazard & Siegel, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to business activity effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hazard & Siegel, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazard & Siegel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Evans and Bennett, LLP

Certified Public Accountants
Syracuse, New York
February 26, 2024



HAZARD & SIEGEL INC.
5793 WIDEWATERS PARKWAY
SYRACUSE, NEW YORK 13214
315-414-0722

Hazard & Siegel Inc. 2023 Exemption Report

Hazard & Siegel Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C. F. R. 240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C. F. R. 240.17a-5 because the Company limits its business activity to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company.
3. The Company:
   a. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly submitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company).
   b. Did not carry accounts of or for the customers.
   c. Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year.

The officers below affirm that, to the best of their knowledge and belief, this exemption report is true and correct.

24 January 2024



Alexander S. Joseph Jr. CEO



David M. Mullen, President and Chief Compliance Officer